Filed by Galaxy Digital Holdings Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 132-02843)

The following are portions of an edited transcript of Galaxy Digital Fourth Quarter 2021 Earnings Call held on March 31, 2022. The speakers and titles are identified therein.

Michael Novogratz: Let me go to BitGo. We remain committed to integrating BitGo and becoming an institutional crypto platform, period. In keeping to that, we’ve extended our deal to the end of the year with BitGo. We adjusted the deal some for progress that BitGo has made. They’ve hired close to 150 people, or more than 150 people since we originally signed, and so it’s a bigger and better company. We’ll continue to work on integration side-by-side, until we close the deal.

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Speaker from BTIG: Yes, thank you, and good morning. Could you provide an update on BitGo’s recent performance, including assets under custody, and tell us a bit about the integration activity, what is feasible in terms of integration ahead of the deal close?

Damien Vanderwilt: Good morning, Mark. Thanks for the question. We’re not going to provide with this earnings release an update on BitGo AUC, or other operating metrics, you can look forward to those in coming months. I would tell you the way we’re thinking about navigating what is clearly a prolonged closing of the transaction is to really focus on making sure that both companies are delivering on the products that we’re building for our customers in a way that has the least amount of distraction possible, and so we have an integration plan that we architected very clearly in the back end of last year. That plan exists, we continue to refine and optimize it, but we want to make sure that we’re continuing to deliver, particularly on the BitGo coin support and downstream services, on all of the different products that we’re hearing from our customers that they need from us.

The simple way to think about it is we’re going to continue to build, maintain our integration plan, and as soon as we get through the process with the SEC and close the transaction, we’ll be really well positioned to swiftly integrate both firms. Along the way, we’re really going to operate as best we can as a combined unit for our customers, and we already started that in the third quarter of last year, where we will provide the front-end liquidity, derivatives, lending, and other services to lots of customers from our Galaxy entities, downstream custody solutions customers need from BitGo. So, we have a process for onboarding that minimizes any disruption or friction as best we can on that approach.

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Michael Novogratz: Guys, thanks for your time today. Listen, I think the takeaway message is we are optimistic on our prospects. We are growing, we continue to grow. We are ready for a volatile year, if that’s what we get, given the headwinds in macro. But, we’re certainly excited about getting through the SEC process and getting BitGo integrated with us as fast as we can. We really think the combined entity is going to be a powerhouse in this field. Our real focus is talent. We’re going to continue to build our culture and cultivate our people. We think this is a long-term battle, a long-term revolution that we’re part of, and so we’re taking that long-term view. Thanks for your time.

No Offer or Solicitation

In connection with the proposed reorganization and combination with BitGo, the Company has filed a registration statement, including a management information circular/prospectus and a consent solicitation statement/prospectus, with the SEC, which has not yet become effective. GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE FINAL VERSIONS OF SUCH DOCUMENTS, WHEN AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement (including the management information circular/prospectus and the consent solicitation statement/prospectus) and any other relevant documents from the SEC's website at http://www.sec.gov. Copies of the final versions of such documents can also be obtained, when available, without charge, via Galaxy Digital’s investor relations website: https://investor.galaxydigital.io.

The proposed reorganization and domestication is subject to approval by shareholders of the Company and applicable regulatory authorities, including the Toronto Stock Exchange. The Company anticipates holding a shareholder meeting to seek approval following the effectiveness of the registration statement, and further details will be included in the management information circular to be mailed to shareholders and posted on the Company's SEDAR profile at www.sedar.com.

This release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this communication may contain "forward-looking information" under Canadian securities laws and/or other forward-looking statements (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future and the timing and completion of the proposed reorganization and domestication. Statements that are not historical facts, including statements about the proposed reorganization and domestication and other transactions discussed in the registration statement (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this communication may include, for example, statements about our ability to complete the transactions or our expectations around the performance of our business, including our financial performance, following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder, regulatory and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupt current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the Company may be adversely affected by other economic, business and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties contained in the registration statement or otherwise indicated from time to time in filings we make with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.